VIA EDGAR

January 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sergio Chinos, Staff Attorney

Sherry Haywood, Attorney-Advisor

RE:	Aerojet Rocketdyne Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 19, 2020

File No. 001-01520

Ladies and Gentlemen:

We received your letter dated December 16, 2020, including a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act report of Aerojet Rocketdyne Holdings, Inc. (the “Company”). For your convenience, we have included the Staff’s comment below and the Company’s response immediately following the comment.

General

We note that your forum selection provision, in section tenth of your Certificate of Incorporation filed as exhibit 3.3, identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company Response: We hereby supplementally advise the Staff that the forum selection provision in the Company’s Certificate of Incorporation does not apply to actions or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Accordingly, in future filings, beginning with its Form 10-K for the Fiscal Year ended December 31, 2020, the Company will include the following risk factor under the heading “Risk Factors”:

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (“Court of Chancery”) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine as that doctrine exists under the law of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Certificate of Incorporation described in the preceding sentence. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), except that it may apply to such suits if brought derivatively on our behalf. There is, however, uncertainty as to whether a court would enforce such provision in connection with suits to enforce a duty or liability created by the Securities Act or the Exchange Act if brought derivatively on our behalf, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

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If you have any further questions or require additional information, please do not hesitate to contact me at (310) 252-8103.

Sincerely,

/s/ Arjun L. Kampani
Arjun L. Kampani
Senior Vice President, General Counsel and Secretary